March 20, 2014

Filed via Edgar

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc.

Form 10-K for the fiscal year ended April 26, 2013 (“Form 10-K”)

Filed June 21, 2013

File No. 000-01667

Dear Mr. Humphrey:

We confirm receipt of the comment letter, dated March 11, 2014, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced filing of Bob Evans Farms, Inc. (“Bob Evans”). Pursuant to the telephone conversation on March 17, 2014 between Mr. Johnson, our Chief Accounting Officer, and with Ms. Shifflett of the staff, we will file a Form 10-K/A on March 24, 2014 (within the original time period for responding to the comment letter). Further, we will file a new “Management’s Report On Internal Control Over Financial Reporting” that will include a statement that our internal control over financial reporting was not effective. The revised management report will be filed as part of Part II—Item 9A of the Form 10-K/A. The original management report that is superseded will remain in Item 8. We understand that this will satisfy the staff’s comment and that we will not need to re-file or amend our financial statements as part of Item 8 of the Form 10-K.

We acknowledge that Bob Evans is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 20, 2014

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 497-7559 at your convenience if you have any questions regarding this response.

Sincerely,

Bob Evans Farms, Inc.

/s/ Paul F. DeSantis

Paul F. DeSantis, Chief Financial Officer